FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of December 2002.
Total number of pages:4.
The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome
Chuo-ku, Tokyo 103-8645
Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number

1. [Nomura Says Czech Legal Action Totally Unfounded]	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: December 6, 2002	By:	/s/ MASANORI ITATANI
Masanori Itatani Director

London, 05 December 2002

NOMURA SAYS CZECH LEGAL ACTION TOTALLY UNFOUNDED

Nomura said today:

“The action announced today by the Czech Republic is completely without foundation. This frivolous damage claim, which greatly exceeds IPB’s entire asset size, suggests that the Czech Republic is seeking to make Nomura the scapegoat not only for IPB’s failure, but also for the Czech Republic’s mismanagement of its entire banking system. This legal action recycles allegations that have already been made by the Czech Republic through CSOB, which was given IPB by the Government for free. Similar allegations have been dismissed in Dutch court and in other legal proceedings, and Nomura is confident that they will be dismissed again.

The timing of this claim is no coincidence. The Czech Republic must file its defence to Nomura’s treaty claim early next year. Last month the European Commission announced that it will be investigating illegal subsidies to the Czech banking sector.”

The actions stem from the forced administration of IPB in 2000, in which Nomura was an investor. IPB’s failure was caused by the Czech Republic’s distribution in a 2-year period of subsidies exceeding 20% of GDP to IPB’s three competitors. The subsidies were granted without measures to avoid distortions to competition in violation of the Czech Republic’s obligations to the European Union. On the weekend following forced administration, IPB’s business was sold to its competitor, CSOB, with unlimited government guaranties, on terms that a Parliamentary investigation subsequently described as a “gift.”

In October 2000 Nomura brought an action against the Czech Republic under the Dutch-Czech investor protection treaty for unfair and discriminatory treatment seeking CZK 30.5 billion in damages.

                                                                                                          Ends

For further information please contact:

Name	Company	Telephone
Clare Williams	Nomura International plc	44 (0)20 7521 1079
Andy Cornelius	Citigate Dewe Rogerson	44 (0)20 7638 9571

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 126 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.